November 24, 2006

Mr. John Cash
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561


Re:      Technip
         Form 20-F for Fiscal Year Ended December 31, 2005
         File No. 1-15234


Dear Mr. Cash,

This letter has been prepared by Technip (the "Company") in response to the Comment Letter, dated September 7, 2006 (the "Comment Letter") of the staff (the "Staff") of the Securities and Exchange Commission, addressed to Mr. Olivier Dubois, the Company's President, Chief Financial Officer.

Set forth below are the Company's responses to that Comment Letter. The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Item 5. Operating and Financial Review and Prospects
----------------------------------------------------

Critical Accounting Policies, page 49
-------------------------------------

1. In future filings, please expand your critical accounting policies to provide a discussion of the uncertainties involved at a given time in arriving at critical estimates or the variability that is reasonably likely to result from the application over time. Specifically:

         o Revenue Recognition: Please also address that fact that you need to estimate your percentage of completion for each contract and how you determine such estimates. Include a discussion of how accurate your estimates have been in the past, any changes in the current estimates compared to past estimates, and your expectations for any material changes in the future.

         o Goodwill: Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability.

                   Identify the types of events that could result in impairment to your goodwill balance.

         o Pension and postretirement benefits: State the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, rates of increase in future compensation levels, mortality rates, and health care cost trend rates.

Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.

Response:

The Company respectfully notes the Staff's comment and will reflect the suggested changes in future filings.


Revenues, page 54
-----------------

2. Your discussion of revenues does not provide a reader with an understanding of why revenues increased or decreased by segment or by geographic area. In this regard, simply listing the main projects in effect during the year does not give a reader any insight into underlying reasons for significant changes in your underlying revenue streams. In future filings, please provide a more comprehensive discussion, including whether such changes resulted from increased pricing on contracts, the number of significant contracts in progress, foreign currency impacts and any other material items that caused changes in the revenues you recognized period over period.

Response:

The Company respectfully notes the Staff's comment and will prepare its future filings accordingly.


3. Given your revenue recognition policy of not recognizing gross profit until you reach 20% to 25% completions, please disclose in future filings:

         o The number of contracts during each period presented that reached the requisite 20% to 25% completion, and

         o The margin recognized in each period related to these contracts.

Response:

The Company respectfully notes the Staff's comment and proposes to include in future filings a description of the number of contracts that have not reached the requisite 20% to 25% completion and revenue under such contracts.


Cost of Sales, page 56
----------------------

4. We note that your gross margin decreased by 5 million euros from 2004 to 2005 even though your revenues increased 235.5 million euros from 2004 to 2005. Your discussion simply identifies the segments to which your cost of sales relates and the major components of cost of sales. This information does not provide readers with an understanding of why cost of sales increased as a percentage of your sales. In future filings, please provide a more comprehensive discussion of the major components you have identified and indicate to what extent and why those components changed relative to changes in your revenues.

Response:

The Company respectfully notes the Staff's comment and will reflect the suggestions in its future filings.


Other Operating Income and Expenses, page 56
--------------------------------------------

5. We note that the net change in your other operating income and other operating expenses from 2004 to 2005 is very material to the decrease in your income from continuing operations from 2004 to 2005. In future filings, please provide readers with a more comprehensive discussion of the major components within other operating income and expenses and the reasons for their changes period to period.

Response:

The Company respectfully notes the Staff's comment. In future filings, the Company will provide readers with a more comprehensive discussion of the major components within other operating income and expenses and the reasons for any changes period to period.


Contractual Obligations and Other Commitments, page 62
------------------------------------------------------

6. In future filings, expand your contractual obligations table to include estimated interest payments related to outstanding debt and other long-term liabilities, including expected funding requirements for employee benefit plans. Additionally, if material, include outstanding purchase obligations.

Response:

The Company respectfully notes the Staff's comment. The Company will expand its contractual obligations table in its future filings to disclose material obligations, namely estimated interests on debt and other long-term liabilities and expected funding requirements for employee benefit plans. With respect to outstanding purchase obligations, no material outstanding purchase obligations were identified for the period presented.





Legal Proceedings, page 81
--------------------------

7. We note that the Tribunal de Commerce de Paris recently rendered a non-enforceable ruling in favor of ITP. Tell supplementally the nature of this ruling and how, in light of this ruling, you were able to conclude that your exposure in this litigation is not material.

Response:

The Company supplementally advises the Staff on the nature of the ruling rendered on May 16, 2006 by the Tribunal de Commerce de Paris and why, in light of this ruling, the Company believes that its exposure is not material.

The Tribunal de Commerce de Paris ruled in favor of ITP on alleged breaches of several confidentiality agreements relating to "pipe-in-pipe" technology. The trial judge has specified that the ruling would not be enforceable pending appeal. This is an unusual and exceptional action, which the judge indicated was warranted by the specific facts of this case. The judgment would ordinarily have been immediately enforceable and would not have been stayed by the appeal.

On June 28, 2006, the Company filed its appeal. The appeal process is currently in progress and a decision will not be rendered before the end of 2007. However, we and our outside attorneys are confident that the judgment in favor of ITP is neither legally nor factually justified.

On this basis, although we obviously cannot predict the outcome of these proceedings, we have concluded that our exposure is not material.



8. We note that you are a shareholder of TSJK. We also note your discussion surrounding the SEC and United States Department of Justice's formal investigations into payments made in connection with the construction by TSJK of a natural gas liquefaction complex. Tell us supplementally and revise your disclosures in future filings to address the potential contingencies surrounding this investigation. Specifically address how this investigation could impact the Company.


Response:

The Company cannot predict when this matter will be resolved or the terms upon which this matter will be resolved. However, the Company does not expect this matter to have a material impact on its consolidated results of operations, financial position or cash flows.


Item 15. Controls Procedures, page 119
--------------------------------------

9.       We have the following comments relating to your Item 15 disclosures:

         o We note that your "Chief Executive Officer and [your] President, Chief Financial Officer have concluded that, as of the evaluation date, [your] disclosure controls and procedures were effective to provide reasonable assurance that material information relating to [you] and [your] consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
         o You indicate that you have performed your evaluation of controls and procedures as of a date within 90 days of the filing of your annual report on Form 20-F. In accordance with Rule 13a-15(b)(1) this evaluation must be performed as of the end of your reporting period.
         o You indicate that, "there have been no significant changes in [your] internal controls..." In future filings revise to clearly state, if correct, that there were no changes in your internal control over financial reporting that occurred which have materially affected, or are reasonable likely to materially affect, your internal control over financial reporting.]


Response:

In response to the Staff's comments, the Company supplementally advises the staff with respect to the year ended December 31, 2005, and proposes to revise its Item 15 disclosure in future filings :

         o Our Chief Executive Officer and our President, Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005. Based on that evaluation, our Chief Executive Officer and President, and our Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective.
         o There have been no changes in our internal control as of December 31, 2005 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.





Item 16C. Principal Accountant Fees and Services, page 119
----------------------------------------------------------

10. We note your disclosure that PricewaterhouseCoopers has acted as co-auditor for French statutory purposes. In light of the significant increase in fees for services rendered by PricewaterhouseCoopers, please tell us supplementally and revise future filings to clarify the nature of the services they provided and reasons for the significant increase in their fees.

Response:

PricewaterhouseCoopers (PwC) was appointed as joint auditor (as required by French law in domestic filings) of our holding company Technip SA since May 2004 (prior to that a local firm of auditors was engaged by the Company). PwC is also acting as joint auditor of our French subsidiary Technip France. Their involvement with the audit and the associated fees increased in 2005 as a result of:

    (1) the fact that PwC were progressively involved over 2004, the first year of audit involvement being 2005;

    (2)  the transition to IFRS, which took place mainly in 2005.


We acknowledge that, although required under French law, the disclosure of the fee amount of PricewaterhouseCoopers is not required in our annual report on Form 20-F. We will amend our disclosure in our future annual reports on Form 20-F.


Consolidated Income Statements and Net Fully Diluted Earnings per Share, pages
------------------------------------------------------------------------------
F-3 and F-32
------------

11. We note that you have presented Net Fully Diluted Earnings per Share on the face of your income statement as well as in Note 8 - Net Diluted Earnings per Share. Your disclosure indicates that net fully diluted earnings per share include the impact of all equity and compound financial instruments. This per share information does not appear to be contemplated by IAS 33. Please address for us the appropriateness of this presentation under IFRS. If this presentation is appropriate under IFRS, in future filings clarify for US readers that this presentation would not be allowable pursuant to SEC disclosure regulations.

Response:

The Company considers that the `Net Fully Diluted Earnings per Share' presented on the face of its income statement (as well as in Note 8 - Net Diluted Earnings per Share) is appropriate to give a fair and economic view of our Earning per Share.

The Company provided basic and diluted earnings per share in compliance with the provisions of IAS 33 on the face of its income statements, the Company additionally disclosed the "Net Fully Diluted Earnings per Share" that is not calculated in compliance with applicable provisions of IAS 33. Description of the method used for the calculation of the Net Fully Diluted Earnings per Share' is given in footnote 3 to the IFRS income statement.

The Company respectfully notes the Staff's comment and shall no longer disclose the Net Fully Diluted Earnings per Share in its future filings.
Consolidated Statements of Cash Flows, page F-6
-----------------------------------------------

We note that you have included changes in working capital in one line item on your statement of cash flows. Please tell us what consideration you have given to paragraph 20 of IAS 7 which indicates that changes during the period in inventories and operating receivables and payables should be shown in operating activities.

Response:

The Company was temporarily unable to conclude on each individual change in working capital for the year ended December 31, 2004 when finalizing the consolidated financial statements under IFRS and its reconciliation to U.S GAAP. Subsequent to the filing of the 2005 20-F Form, the Company finalized such analysis, which is presented supplementally below.


                                                     12/31/2005      12/31/2004
                                                       M(euro)         M(euro)


     Breakdown of changes in Working Capital


     --------------------------------------------   -----------      ----------
     Decrease (Increase) in Adv.to Suppliers              -23.1           -4.8
     Decrease (Inc) in Inventories                          2.9           22.3
     Dec(Inc)in Constr.contract-Due from Client          -129.7         -225.2
     Dec.(Inc)in Trade and other receivables                 -3         -152.8
     Inc (Dec) in Progress Payments on                    695.8          305.8
     Contracts
     Inc (Dec) in Payables - Current                       75.2          144.6
     --------------------------------------------   -----------      ----------


     --------------------------------------------   -----------      ----------
     Changes in Working Capital                           618.1           89.9
     --------------------------------------------   -----------      ----------



In future filings, the Company shall provide a similar level of detail for changes in working capital in accordance with IAS7.

Note 1 - Summary of Significant Accounting Principles
-----------------------------------------------------

A.      Accounting Framework
----------------------------
(a)     Terms of IFRS First - Time Application
----------------------------------------------

12. We note that as permitted by paragraph 36A of IFRS 1 you have chosen to present comparative 2004 information that does not comply with IAS 32 and IAS 39. In this regard, tell us how the disclosures provided in your 2005 audited financial statements comply with paragraphs 36A(b) and 36A(c) of IFRS 1.

Response:

The Company believes that the information provided in Note 1A(a) to the consolidated financial statements) under the headings "Financial Instruments" meets the disclosure requirements of paragraph 36A(b) of IFRS1.

The Company reported accordingly in its consolidated statements of changes in shareholders' equity separate line items to highlight the impact of the first application of IAS32-39 from the different outstanding financial instruments:

         - Convertible bonds OCEANE:                 M(euro)32.8

         - hedging financial instruments:            M(euro)30.0

         - Other financial instruments:              M(euro)11.2
                                                     -----------

         Total as of January 1st, 2005               M(euro)74.0

For the information of the Staff, the Company discloses below the comparative information required by par 36A(c) of IFRS1. The Company believes that the first application of IAS 32/39 has a very limited impact on its financial position as of January 1, 2005 both qualitatively (number of line items affected) and quantitatively. The Company believes that (i) the inclusion of a new line "Derivatives" reported on the face of the balance sheet as an asset and a liability and (ii) the description in Note 1A(a) of the impact of the split accounting for the convertible bond and the recognition of the fair value of financial instruments in the balance sheet provide the reader of our consolidated financial statements with relevant information, considering the immaterial impact of the first adoption of IFRS 32/39 on our financial position.

                                                                    As of January 1rst,     As of January 1rst,
                                                                  ----------------------- ---------------------- -------------------
 ASSETS                                                                    2005                     2005              Difference
                                                                  ----------------------- ---------------------- -------------------
                                                                      with IAS 32-39          without IAS32-39
 Non-Current Assets
 Property, Plant and Equipment, Net                                               736,5                   736,5
 Intangible Assets, Net                                                         2 472,7                 2 472,7
 Investments in Associates Accounted for Using the Equity Method                   19,9                    19,9
 Other Financial Assets                                                             3,4                     3,4
 Deferred Tax Assets                                                              105,2                   105,2
 Available-for-Sale Financial Assets                                                  -                       -
                                                                  ----------------------- ---------------------- -------------------
                                                                                3 337,7                 3 337,7
                                                                  ----------------------- ---------------------- -------------------


 Current Assets
 Inventories                                                                       87,2                    87,2
 Construction Contracts - Amounts Due from Clients                                400,6                   400,6
 Advances Paid to Suppliers                                                       249,3                   249,3
 Derivatives                                                                       75,4                       -                 75,4
 Trade Receivables                                                                335,8                   349,0               (13,2)
 Current Income Tax Receivables                                                    98,5                    98,5
 Other Current Receivables                                                        448,0                   461,3               (13,3)
 Cash and Cash Equivalents                                                      1 434,0                 1 434,0
                                                                  ----------------------- ---------------------- -------------------
                                                                                3 128,8                 3 079,9                 48,9
                                                                  ----------------------- ---------------------- -------------------


 Assets of Disposal Group Classified as Held for Sale                                 -                       -
                                                                  ----------------------- ---------------------- -------------------
 TOTAL ASSETS                                                                   6 466,5                 6 417,6                 48,9
                                                                  ======================= ====================== ===================

                                                                     As of January 1,        As of January 1,
                                                                   ----------------------- ---------------------- ------------------
  SHAREHOLDERS' EQUITY                                                     2005                     2005              Difference
                                                                  ----------------------- ---------------------- -------------------
                                                                      with IAS 32-39          without IAS32-39
  Common Stock : 0.7625 Euro Nominal Share Value,                                  73,5                    73,5
  98,874,172 Shares as of December 31, 2005 (1)
  24,110,654 Shares as of December 31, 2004
                                                                                1 275,6                 1 275,6
  Paid-in-Surplus
  Retained Earnings                                                               445,8                   445,8
  Treasury Shares (2)                                                            (32,4)                  (32,4)
  Foreign Currency Translation Reserve                                           (34,3)                  (34,3)
  Fair Value Reserve                                                               52,8                    11,6                 41,2
  OCEANE impact                                                                    32,8                                         32,8
  Net Income                                                                      111,8                   111,8

                                                                  ----------------------- ---------------------- -------------------
                                                                                1 925,6                 1 851,6                 74,0
                                                                  ----------------------- ---------------------- -------------------

  Minority Interests                                                                9,8                     9,8
                                                                  ----------------------- ---------------------- -------------------
  TOTAL EQUITY                                                                  1 935,4                 1 861,4                 74,0
                                                                  ======================= ====================== ===================


  LIABILITIES
  Non-Current Liabilities
  Convertible Bonds OCEANE (3)                                                    638,1                   670,9               (32,8)
  Other Non-Current Financial Debts                                               737,8                   737,8
  Provisions                                                                      115,3                   115,3
  Deferred Tax Liabilities                                                        138,8                   127,1                 11,7
                                                                  ----------------------- ---------------------- -------------------
                                                                                1 630,0                 1 651,1               (21,1)
                                                                  ----------------------- ---------------------- -------------------


  Current Liabilities
  Current Financial Debt                                                          192,0                   192,0
  Trade Payables                                                                  852,0                   852,5                (0,5)
  Construction Contracts - Amounts Due to Clients                                  33,1                    33,1
  Advances Received                                                               915,6                   915,6
  Derivatives                                                                         -                       -
  Provisions                                                                      121,5                   121,5
  Current Income Tax Payables                                                      18,7                    18,7
  Other Current Payables                                                          768,2                   771,7                (3,5)
                                                                  ----------------------- ---------------------- -------------------
                                                                                2 901,1                 2 905,1                (4,0)
                                                                  ----------------------- ---------------------- -------------------
  TOTAL LIABILITIES                                                             4 531,1                 4 556,2               (25,1)
                                                                  ======================= ====================== ===================

  Liabilities Directly Associated with the Assets                                     -                       -
  Classified as Held for Sale
                                                                  ----------------------- ---------------------- -------------------
  TOTAL EQUITY AND LIABILITIES                                                  6 466,5                 6 417,6                 48,9
                                                                  ----------------------- ---------------------- -------------------

Explanation of transition to IFRS

13. We note that the information you have provided Transition to International Financial Reporting Standards on pages F-86 through F-100 is presented outside of your audited financial statements and have the following comments:

         o Clarify whether this information was subject to audit and specifically whether this information is covered by the audit report included in your Form 20-F for the year ended December 31, 2005.

Response:

         Our auditors have confirmed that the information on Transition to International Financial Reporting Standards on pages F-86 through F-100 is covered by their auditors' report included on page F-2 of our 2005 Form 20-F.

         o Tell us how your disclosures comply with the requirements of paragraph 39 of IFRS 1, which require an entity's first IFRS financial statements to include the information required by paragraphs 39(a), (b) and (c) such that an entity explains how the transition from previous GAAP to IFRS affected its reported financial position, financial performance and cash flows. Your response to this comment should fully address our comments below on your preparation of the 2004 financial information.

Response:

In April 2005, the Company released preliminary information on the transition to IFRS and issued in October 31, 2005 a comprehensive note of information on the impact of the transition to IFRS on its financial statements. This note of information is presented on pages F-86 to F-100 of our 2005 Form 20-F.

As mentioned in paragraph 39 of IFRS 1 an entity's first IFRS financial statements shall include:

"(a) reconciliations of its equity reported under previous GAAP to its equity under IFRSs for both of the following dates:
         (i) the date of transition to IFRSs; and
         (ii) the end of the latest period presented in the entity's most recent annual financial statements under previous GAAP;
(b) a reconciliation of the profit or loss reported under previous GAAP for the latest period in the entity's most recent annual financial statements to its profit or loss under IFRSs for the same period; and
(c) if the entity recognized or reversed any impairment losses for the first time in preparing its opening IFRS balance sheet, the disclosures that IAS 36 Impairment of Assets would have required if the entity had recognized those impairment losses or reversals in the period beginning with the date of transition to IFRSs"

We respectfully indicate to the Staff that the note of information on our transition to IFRS complies with the requirements described in (a) and (b) and confirm that no impairment loss has been recognized or reversed for the first time in preparing the opening IFRS balance sheet.

Moreover, we indicated in the footnote (reproduced below) to the consolidated statements included on page F-3 to F-7 of the Company's Form 20-F that the preliminary information disclosed in April 2005 and October 2005 was restated based on further analysis performed for the purpose of the preparation of the IFRS consolidated financial statements as of December 31, 2005:

"Following the analyses performed for the 2005 IFRS closing, some items of the 2004 IFRS accounts released in April 2005 have been restated to enable comparison with 2005 accounts. These immaterial reclassifications essentially relate to the disclosure of deferred taxes in the balance sheet; regarding the income statement of 2004, income from discontinued operations has been reclassified in other operating income and expenses. Additionally in 2005, some reclassifications have been made on certain immaterial items of the balance sheet and the cash flow statement since the release on February 23, 2006."

For the information of the Staff, we have provided below a detailed presentation of the differences between the preliminary and final 2004 IFRS balance sheet and income statement.

                                                                                    As of December 31,
                                                                                  2004             2004
                                                                                  20-F      Transition to IFRS  Reclassification
                                                                                 (Amounts in millions of Euro,
                                                                                   except otherwise stated)
   ASSETS
   Non-Current Assets
   Property, Plant and Equipment, Net                                                736,5                736,5
   Intangible Assets, Net                                                          2 472,7              2 472,7
   Investments in Associates Accounted for Using                                      19,9                 19,9
   the Equity Method
   Other Financial Assets                                                              3,4                  3,4
   Deferred Tax Assets                                                               105,2                 66,6               38,6 A
   Available-for-Sale Financial Assets                                                   -                    -
------------------------------------------------------------------------------- ---------- -------------------- ------------------
                                                                                   3 337,7              3 299,1               38,6
------------------------------------------------------------------------------- ---------- -------------------- ------------------

   Current Assets
   Inventories                                                                        87,2                 87,2
   Construction Contracts - Amounts Due From                                         400,6                400,6
   Clients
   Advances Paid to Suppliers                                                        249,3                249,3
   Derivatives                                                                           -                    -
   Trade Receivables                                                                 349,0                349,0
   Current Income Tax Receivables                                                     98,5                137,1             (38,6) A
   Other Current Receivables                                                         461,3                461,3
   Cash and Cash Equivalents                                                       1 434,0              1 434,0
------------------------------------------------------------------------------- ---------- -------------------- ------------------
                                                                                   3 079,9              3 118,5             (38,6)
------------------------------------------------------------------------------- ---------- -------------------- ------------------
   Assets of Disposal Group Classified as Held for                                       -                    -
   Sale
------------------------------------------------------------------------------- ---------- -------------------- ------------------
   TOTAL ASSETS                                                                    6 417,6              6 417,6
------------------------------------------------------------------------------- ---------- -------------------- ------------------


   SHAREHOLDERS' EQUITY
   Common Stock: 0.7625 Euro Nominal Share Value,                                     73,5                 73,5
   98,874,172 Shares as of December 31, 2005 (1)
   24,110,654 Shares as of December 31, 2004
   23,738,331 Shares as of December 31, 2003
   Paid-in-Surplus                                                                  1275,6              1 275,6
   Retained Earnings                                                                 445,8                457,4             (11,6) B
   Treasury Shares                                                                  (32,4)               (32,4)
   Foreign Currency Translation Reserve                                             (34,3)               (34,3)
   Fair Value Reserve                                                                 11,6                                    11,6 B
   Net Income                                                                        111,8                111,8
------------------------------------------------------------------------------- ---------- -------------------- ------------------
                                                                                   1 851,6              1 851,6
------------------------------------------------------------------------------- ---------- -------------------- ------------------
   Minority Interests                                                                  9,8                  9,8
------------------------------------------------------------------------------- ---------- -------------------- ------------------
   TOTAL EQUITY                                                                    1 861,4              1 861,4
------------------------------------------------------------------------------- ---------- -------------------- ------------------


   LIABILITIES
   Non-Current Liabilities
   Convertible Bonds OCEANE                                                          670,9                670,9
   Other Non-Current Financial Debts                                                 737,8                737,8
   Provisions                                                                        115,3                115,3
   Deferred Tax Liabilities                                                          127,1                115,5               11,6 A
------------------------------------------------------------------------------- ---------- -------------------- ------------------
                                                                                   1 651,1              1 639,5               11,6
------------------------------------------------------------------------------- ---------- -------------------- ------------------
   Current Liabilities
   Current Financial Debts                                                           192,0                192,0
   Trade Payables                                                                    852,5                852,5
   Construction Contracts - Amounts Due to Clients                                    33,1                 33,1
   Advances Received                                                                 915,6                915,6
   Derivatives                                                                           -                    -
   Provisions                                                                        121,5                121,5
   Current Income Tax Payables                                                        18,7                 30,3             (11,6) A
   Other Current Payables                                                            771,7                771,7
------------------------------------------------------------------------------- ---------- -------------------- ------------------
                                                                                   2 905,1              2 916,7             (11,6)
------------------------------------------------------------------------------- ---------- -------------------- ------------------
   TOTAL LIABILITIES                                                               4 556,2              4 556,2
------------------------------------------------------------------------------- ---------- -------------------- ------------------
   Liabilities Directly Associated with the Assets Classified as Held for Sale           -                    -
------------------------------------------------------------------------------- ---------- -------------------- ------------------
   TOTAL EQUITY AND LIABILITIES                                                    4 556,2              4 556,2
------------------------------------------------------------------------------- ---------- -------------------- ------------------

   (1) On May 13, 2005, Technip's ordinary shares were split 4-for-1 on the decision of the Combined Shareholders' Meeting of April 29, 2005.

                                                                                               2004
                                                                                  2004    Transition to
                                                                                  20-F         IFRS          Reclassification
                                                                                 (Amounts in millions of Euro,
                                                                                    except otherwise stated)

  Revenues                                                                       5 140,9          5 140,9
  Cost of Sales                                                                 (4 577,8)        (4 577,8)
------------------------------------------------------------------------------- ---------   --------------   -----------------
  Gross Margin                                                                      563,1            563,1
------------------------------------------------------------------------------- ---------   --------------   -----------------
  Research and Development Expenses                                                (30,2)           (30,2)
  Selling Costs                                                                    (99,1)           (99,1)
  Administrative Costs                                                            (189,3)          (183,5)                (5,8)\
  Other Operating Income                                                             26,0              3,1                 22,9 \
                                                                                                                                 >A
  Other Operating Expenses                                                         (36,9)           (26,8)               (10,1) /
  Goodwill Amortization                                                                 -            (0,7)                  0,7/
------------------------------------------------------------------------------- ---------   --------------   ------------------
  Income / (Loss) from Operations                                                   233,6            225,9                  7,7
------------------------------------------------------------------------------- ---------   --------------   ------------------
  Financial Income                                                                   14,3             16,3                (2,0) B
  Financial Expenses                                                               (80,7)           (82,7)                  2,0 B
  Share of Income / (Loss) of Associates Accounted for Using the Equity Method        1,2              1,2
------------------------------------------------------------------------------- ---------   --------------   ------------------
  Income / (Loss) before Tax                                                        168,4            160,7                  7,7
------------------------------------------------------------------------------- ---------   --------------   ------------------
  Income Tax Expense                                                               (54,2)           (54,2)
------------------------------------------------------------------------------- ---------   --------------   ------------------
  Income / (Loss) from Continuing Operations                                        114,2            106,5                  7,7
------------------------------------------------------------------------------- ---------   --------------   ------------------
  Income / (Loss) from Discontinued Operations                                          -              7,7                (7,7) A
------------------------------------------------------------------------------- ---------   --------------   ------------------
  Net Income / (Loss) for the Year                                                  114,2            114,2
------------------------------------------------------------------------------- ---------   --------------   ------------------

  Attributable to:
  Shareholders of the Parent Company                                                111,8            111,8
  Minority Interests                                                                  2,4              2,4




Comments on December 31, 2004 IFRS balance sheet differences:
-------------------------------------------------------------

         A: reclassification between current and deferred tax assets/liabilities

         B: reclassification to properly reflect the fair value of the outstanding stock options within the shareholders' equity


Comments on 2004 IFRS income statement differences:
---------------------------------------------------

         A: Considering further analysis on the sale of the company's subsidiary EHR and the sale of 75% of the company's shareholding in the subsidiary KTI (which were classified as discontinued operations in our April 2005 release on the transition to IFRS), the Company finally concluded that these two disposals were not discontinued operations under IFRS (see our response to comment 25 in your letter dated September 7, 2006). Accordingly, the corresponding net losses in 2004 of these two companies have been reclassified in our income statement.

         B: reclassification of M(euro)2 between financial income and financial expenses.


The Company has not amended its note of information on its transition to IFRS prepared in October 2005 as these changes were properly disclosed on the face of each of the consolidated statements and were considered immaterial individually and in the aggregate.


14. Your disclosures regarding your transition to IFRS indicates that you based the preparation of the 2004 financial information included on pages F-86 through F-100 on (i) "The IFRS and interpretations which application is mandatory...as they are known as this date"; (ii) "The principles resulting from [your] anticipated resolution of some technical questions and projects currently under discussion by the IASB and IFRIC, which could be applicable in the publication of [your] consolidated financial statements for 2005 financial year"; and (iii) "The options and exemptions that the Group has applied and that will be used very likely in the preparation of its first IFRS consolidated financial statements for the 2005 financial year." With specific reference to these above bases of presentation, provide us with a comprehensive response which addresses the following:

         o Tell us the date as of which you applied IFRS and its interpretations for these 2004 financial statements.

Response:

         To prepare these 2004 financial statements, the Company applied IFRS and its interpretations that as at October 31, 2005 the Company expected to be applicable for the preparation of its first IFRS consolidated financial statements as of December 31, 2005 in accordance with IFRS1, as explained in the section "Framework for Publication" on page F-86.

         o Identify the technical questions and projects that were currently under discussion by the IASB and IFRIC as of the date you previously prepared your 2004 financial information, the anticipated resolution of these questions and projects, and the status of these questions and projects as of the date you filed your 2005 financial statements. Specifically address whether a more current application of IFRS as adopted by the IASB and EU would result in any changes to your 2004 financial information as presented.



Response:

         For the information of the Staff, the Company has prepared the following table that lists all new standards, amendments to existing standards, interpretations and technical projects that were pending at the date of preparation of the Company's note of information on the transition to IFRS in October 2005 and that were subsequently adopted by the EU before the date of release of its consolidated financial statements. The Company has indicated in the table how those standards or interpretations affected the 2004 financial statements presented in its December 31, 2005 financial statements and/or those presented in its note on the IFRS transition prepared in October 2005.



---------------------------------------------------- ------------------- ------------------ -----------------
  New Standards, amendments to existing standards     Effective date in    Adopted in our     Adopted in our
and interpretations ( date of application fixed by           EU            31/12/2005 F/S      note on the
                     the IASB)                                                               IFRS transition
---------------------------------------------------- ------------------- ------------------ -----------------
IFRS 6 :  Exploration for and Evaluation of Mineral      27/11/2005             N/A               N/A
Resources
(applicable to annual periods beginning on or
after 1/1/2006)
---------------------------------------------------- ------------------- ------------------ -----------------
IFRS 7: Financial instruments : disclosure               30/01/2006             NO                 NO
(applicable to annual periods beginning on or
after 1/1/2007)
---------------------------------------------------- ------------------- ------------------ -----------------


                                       15


---------------------------------------------------- ------------------- ------------------ -----------------
Amendment IAS 39:  Transition and Initial               29/10/2005             N/A               N/A
Recognition of Financial assets and financial
Liabilities
(applicable to annual periods beginning on or
after 1/1/2005)
---------------------------------------------------- ------------------- ------------------ -----------------
Amendment IAS 19:  Actuarial Gains and losses,          27/11/2005             NO                 NO
group plans and disclosures
(applicable to annual periods beginning on or
after 1/1/2006)
---------------------------------------------------- ------------------- ------------------ -----------------
Amendment IAS 39:  Cash flow hedge Accounting of        25/12/2005             NO                 NO
forecast intragroup Transactions
(applicable to annual periods beginning on or
after 1/1/2006)
---------------------------------------------------- ------------------- ------------------ -----------------
Amendment IAS 39 : the fair value option                 19/11/2005             NO                 NO
(applicable to annual periods beginning on or
after 1/1/2006)
---------------------------------------------------- ------------------- ------------------ -----------------
Amendment IFRS 1 and IFRS 6:  First time adoption        30/01/2006             N/A               N/A
of IFRS 6
(applicable with IFRS 6)
---------------------------------------------------- ------------------- ------------------ -----------------
Amendment IAS 1:  Presentation of Financial              30/01/2006             NO                 NO
statements Capital Disclosure
(applicable to annual periods beginning on or
after 1/1/2007)
---------------------------------------------------- ------------------- ------------------ -----------------
Amendment IAS 39 and IFRS 4:  financial guarantees       30/01/2006             NO                 NO
contracts
(applicable to annual periods beginning on or
after 1/1/2006)
---------------------------------------------------- ------------------- ------------------ -----------------
IFRIC Amendment to SIC 12:  Consolidation  -            29/10/2005             N/A               N/A
Special purpose entity
(applicable to annual periods beginning on or
after 1/1/2005)
---------------------------------------------------- ------------------- ------------------ -----------------
IFRIC 4: Determining whether an arrangement             27/11/2005             N/A               N/A
contains a lease
(applicable to annual periods beginning on or
after 1/1/2006)
---------------------------------------------------- ------------------- ------------------ -----------------
IFRIC 5: Rights to interests arising from               27/11/2005             NO                 NO
Decommissioning, Restoration and Environmental
Rehabilitation Funds
(applicable to annual periods beginning on or
after 1/1/2006)
---------------------------------------------------- ------------------- ------------------ -----------------
IFRIC 6:  Liabilities arising from Participating        30/01/2006             N/A               N/A
in a Specific Market - Waste Electrical and
Electronic Equipment
(applicable to annual periods beginning on or
after 1/1/2006)
---------------------------------------------------- ------------------- ------------------ -----------------

         N/A:= Standard or amendment that would have no impact on Technip's consolidated financial statements
         NO = Standard or amendment for which Technip did not elect early adoption at December 1, 2005

As presented in the table above, the issuance of new standards, amendments and interpretations after October 2005 did not result in differences in the set of accounting principles that we had used for the preparation of the IFRS balance sheet and income statement as of and for the year ended December 31, 2004 that are presented in our note of transition to IFRS prepared in October 2005 and in our IFRS consolidated financial statements as of December 31, 2005.

Additionally, we confirm that we used the same accounting policies for the preparation of our note on the IFRS transition prepared on October 2005 and our first IFRS consolidated financial statements as of December 31, 2005.

         o         With regard to the application of IAS 16, you disclose in
                   Note 1 on page F-8 that you performed a review of useful lives of amortization and residual values of main assets. Tell us when this review was performed and whether this review was the same review you refer to on page F-88. Address whether you revised any useful lives or residual values.



Response:

In addition to its regular review, the Company performed a thorough internal review of useful lives of amortization and residual values of its main assets (excluding vessels) in 2004 as a step in our preparation of our transition to IFRS in accordance with IG 7 and IG 8 of IFRS1. With regard to our vessels, in March 2003, we requested an independent expert to review their useful lives and assess their residual value, if any. Our comment on page F-89 reflects both of these reviews.

As a result of these reviews, the Company revised the useful life of certain tangible assets and the residual value of certain of our vessels which led to a total increase in the net book value as of January 1, 2004 of its fixed assets by a total amount of M(euro)11.7.


15. It is our understanding that a French law was passed in May, 2004 which provides French company employees the right to receive individual training of at least 20 hours per year that can be accumulated over six years. Please tell us how you accounted for this employee benefit under French GAAP and how you are accounting for this employee benefit under IFRS and US GAAP. Refer to SFAS 43 and EITF 06-2 for US GAAP purposes.

Response:

Background:
-----------

Under French law, companies with 10 or more employees are required to expend an amount equal to at least 1.6% of their gross annual salaries in training costs. However, this requirement does not create any obligation to provide training to individual employees. Rather, any shortfall has to be paid as a contribution to specific bodies dedicated to professional training, when the employer's costs of providing training to its employees are below the 1.6% annual minimum requirement.

In May 2004, the law was amended to provide a new requirement, pursuant to which, starting May 2004, each individual employee is entitled to receive 20 hours of training courses per year of service, which, to the extent they are unused, accumulate up to a ceiling of 120 hours. When such individual training rights are exercised, an employer is responsible for the following costs: (i) cost of the training (fees paid to the entity providing the training courses) and (ii) compensation to the employee equal to half his hourly compensation for time spent by the employee in training sessions outside the normal working hours. This new obligation is known as "Droit Individuel a la Formation" (DIF) that can be translated as Individual Training Rights.

When individual training rights are consumed by an employee, associated costs born by the employer may be offset against the 1.6% minimum annual requirement. In addition, the following rules apply:

         o an employee must get prior approval from its employer to attend the elected training course. If that approval cannot be obtained for two consecutive years, the employee may request leave (at employer's expense) to attend a government-authorized training organization to which he/she is assigned, provided the training elected by the employee satisfies certain criteria (specifically, the training course chosen will have to comply with training objectives determined by the industry-wide labor agreements);

         o employees who have handed their resignation notice may ask to benefit from accumulated training rights before termination of their employment contract but are not entitled to a cash settlement; and

         o         on retirement, unused training rights expire.




Under IFRS:
-----------

IAS 19 defines employee benefits as "all forms of consideration given by an entity in exchange for service rendered by employees". Paragraph 5 of IAS 19 clarifies that employee benefits are not limited to payments made to employees but also include payments to others. We are of the view that the DIF obligation is an employee benefit.

IAS 19 requires recognition of a liability when an employee has provided service in exchange for employee benefits to be paid in the future. Because individual training rights accumulate as the employees render services and these training rights will be settled in the future, a liability should be recognized. However, when individual training rights are used by an employee, associated costs born by the employer may be offset against the minimum annual requirement of 1.6%. As a consequence, an employer and its employees may agree to plan training activities so as to avoid significant additional costs above the minimum annual requirement.

Analogy may be drawn with the principles described in Paragraph 14 of IAS 19, which require measurement of a liability for future compensated absences to be based on additional payments that are expected to arise solely from the accumulation feature. Additional costs arising from the accumulation feature of individual training rights have to be assessed after consideration of the following circumstances:

         o Continuing employment: if an employee resigns or is terminated, he/she may request the benefit of vested unused rights while no future contribution will be paid for him/her. However, if no such request is made by the date he/she effectively leaves the company, unused rights expire.

         o Training plans agreed between employees and an employer are organized so as to avoid significant additional costs above the 1.6% minimum annual requirement.

         o Employees are not obliged to use their individual training rights, which expire on retirement.

Technip's facts regarding DIF obligations as of December 31, 2005
-----------------------------------------------------------------

As of December 31, 2005, Technip France and Flexifrance, the principal French entities that are subject to the DIF, had an outstanding balance of approximately 67,000 hours of training to be performed that vested in 2005 and 2004.

Under IFRS, the Company did not provide for the DIF obligation as of December 31, 2005 as it was not able to estimate reliably the liability associated with this obligation as the following material assumptions were not determinable in the absence of historical data at the level of the Company, its industry or on a national basis. The material assumptions required to determine the amount of the liability include:

         - whether training will be provided during or outside working hours. This is a key assumption for determining the amount of the liability associate with the obligation as the costs to be incurred will vary depending on whether the training is completed during or outside working hours. This issue is currently being discussed with the employees representatives. The Company expects that a material portion of its internal training hours will be available to reduce its DIF obligation.

         - the estimated portion of hours that will expire unused (also dependant on the first assumption above)

         - the period in which the training will be provided.

The Company believes, on the basis of the balance of hours outstanding, assuming all hours will be used, and no reduction of current balance will be provided by our internal training programs and considering the training costs and salary at 100% (assuming that training will be given during normal working hours), that the estimate of the DIF liability is at maximum around 2 million euros, net of income tax. The Company did not disclose this obligation as a contingent liability in accordance with paragraph 26 of IAS 37, because we believe the amount is immaterial to our financial position and result of operations.


Under US GAAP:
--------------

The Company considered that both SFAS 43 and EITF 06-02 require entities to record a liability for compensated absences if certain conditions are met. The Company also understands that parallels can be drawn to the accounting treatment of sabbatical leave or compensated absence as similarly employees continue to be compensated but are not required to perform any duties for the entity.

The Company considered SFAS 5 to evaluate such a liability and considered for the reasons described above that it was not practicable as of December 31, 2005 to reliably estimate the DIF obligation since the material assumptions could not be reliably determined. The Company did not disclose this loss contingency as it is immaterial to its financial position and result of operations.



C.       Rules and Estimates
----------------------------
(b)      Construction Contracts, page F-11
------------------------------------------

16. We note that you have identified costs that relate directly to the specific contract, such as the purchase of materials and labor cost and its related social charges as the costs incurred on construction contracts. We assume that there are additional costs that are attributable to contract activity in general that can be allocated to the contract and other costs that are specifically chargeable to the customer under the terms of the contract. Please confirm to us supplementally that you do in fact allocate such costs and revise future filings to clarify the nature of these costs. Otherwise, tell us how your accounting complies with paragraphs 16(b) and 16(c) of IAS 11.

Response:

The Company confirms that 'costs that are attributable to contract activity in general and can be allocated to the contract' are included in the Company's contract costs, in accordance with paragraph 16(a) of IAS 11. We also confirm that costs that are specifically chargeable to the customer under the terms of the contract are included in the Company's contract costs in accordance with paragraph 16(c) of IAS 11. In future filings, the Company will revise the current disclosure in Note 1 - Summary of Significant Accounting Principles/ C. Rules and Estimates / (b) Construction Contracts to state that contract costs include (i)costs that relate directly to the contract such as purchase of materials, labor costs and related costs, (ii) costs attributable to contract activity and that are attributable to a contract, and (iii) other costs, if any, that are specifically chargeable to the customer as specified in the provisions of the contract.


17. We note that "income at completion includes gains on claims from clients only if it is very likely that the latter will accept them." Paragraph 11(b) of IAS 11 indicates that revenue should only be recorded when it is probable that claims will result in revenues. Please confirm to us supplementally that the term "very likely" is synonymous with "probable" such that your revenue recognition is in accordance with paragraph 11(b) of IAS 11. Tell us what consideration you have given to clarifying this terminology.

Response:

The Company confirms that the term "very likely" as used in our disclosure is synonymous with "probable" in accordance with 11(b) of IAS 11. The Company has used the term "very likely" in order to provide the reader with an indication of the conservatism in our determination of this accounting estimate. In future filings the Company shall replace the term 'very likely' with 'probable'.

18. You indicate that revenues on contracts are measured on the basis of costs incurred and of margin recognized at the percentage of completion. However, as noted in your critical accounting policies on page 49 and Management's Discussion on page 53 indicate that you do not begin recognizing gross margin until the gross margin can be estimated more precisely, which is typically at the 20% to 25% level of completion. Please expand your revenue recognition policy to address this fact in future filings.

Response:

We respectfully note the Staff's comment and our future filings (Note 1 - C (b) Construction Contracts) will reflect it as follows:

The percentage of completion ratio is computed consistently for each and every homogeneous type of contracts as follows:

         ss. for all contracts, which ...., the percentage of completion is based on technical milestones defined for the main components of the contracts, once their progress is deemed sufficient, which is typically at a 20% to 25% level of completion.



(c)      Foreign Currency Transactions and Financial Instruments
----------------------------------------------------------------
Translation of Financial Statements for Foreign Companies, page F-12
--------------------------------------------------------------------

19. You indicate that the functional currency of your foreign subsidiaries is the local currency except some African subsidiaries report in U.S. $ as their main commercial transaction currency is the U.S. $. Please confirm to us supplementally that the term "main commercial transaction currency" is synonymous with "functional currency" such that your translation of the financial statements of these African subsidiaries is in accordance with IAS 21 and clarify this terminology in future filings.

Response:

The Company confirms to the SEC staff that the term "main commercial transaction currency" is, according to our activity in these countries, synonymous with "functional currency".

We respectfully note the Staff's comments and in future filings will use "functional currency".


Derivatives and Hedging Processing, page F-12
---------------------------------------------

20. You state that "A derivative instrument qualifies for hedge accounting...when there is a formal designation and documentation of the hedging relationship and of the effectiveness of the hedge during the life of the contract." Pursuant to paragraph 88 of IAS 39, a hedging relationship qualifies for hedge accounting if, and only if, the five conditions set forth in paragraph 88 (a) - (e) of IAS 39 are met. Please confirm that all your hedging relationships that have been accounted for using hedge accounting meet the five conditions set forth in paragraph 88 of IAS 39. Notwithstanding your statement in Note 36 on page F-68 that for Technip there are no differences between IFRS as adopted by the European Union and IFRS published by the International Accounting Standards

         Board, we understand that IFRS as adopted by the EU has some differences in the application of IAS 39. Please advise.

Response:

The Company respectfully indicates to the Staff that the purpose of the description of our accounting policy on hedging (A derivative instrument qualifies for hedge accounting (fair value hedge or cash flow hedge) when there is a formal designation and documentation of the hedging relationship and of the effectiveness of the hedge during the life of the contract.) is to encompass the five criteria required by IAS 39.88 (a)-(e). The Company respectfully notes the Staff's comment and will amend such presentation in future filings to specifically disclose that the Company applies hedge accounting on its hedging relationships only when the five criteria required by IAS 39.88 (a)-(e), have been met.

The differences that existed in the provisions of IAS 39 as published by the International Accounting Standards Board and the provisions of IAS 39 as adopted by the European Union ((CE) Regulation no. 2086/2004 November 19, 2004), commonly referred to as "carve-out", were not applicable to Technip's consolidated financial statements as of December 31, 2005. Specifically, Technip did not elect to record its assets or liabilities at fair value as permitted by IAS 39 as adopted by IASB "Fair value option".

Technip also did not apply the provisions of the IASB guidance on "Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk" which is explicitly excluded by the European Union and is not applicable to the activities of the Company.



Bid Contracts in Foreign Currency, page F-13
--------------------------------------------

21. You indicate that the premium paid to enter into insurance contracts to hedge your exposure to exchange rate fluctuations during the bid-period process of construction contracts is charged to the income statement when paid. Please identify the IFRS and US GAAP literature that you relied on for this accounting.

Response:

The amounts of premium paid on such contracts in 2005 and in 2004 were not material (below 500,000 euros in total). As a consequence, the effect of amortization of premium versus one-shot expensing is not material.

Please note that instruments resulting from insurance contracts awarded when the bid is successful are accounted for as derivative instruments. However, since 2004 the Company has rarely used such hedging instruments and will probably amend its accounting policies and reflect this change in its future filings.



22. You also indicate that you may enter into foreign currency options for some proposals during the bid-process. Please tell us supplementally whether you entered into such options during the periods presented and if so how you accounted for these options. Please identify the IFRS and US GAAP literature that you relied on for this accounting.

Response:

The Company did not use any foreign exchange currency options in 2005.

In 2004, one foreign currency option was used to hedge a contract in a bid stage. The nominal amount of the option was 15 MUSD and had a 3 month maturity. The foreign exchange currency result from this option after deduction of premium paid (389 thousands of euros) was not material.




(m)      Deferred Income Tax, page F-16
---------------------------------------

23. You indicate that income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available. It is unclear to us why then, based on this accounting policy as well as the accounting set forth in paragraph 24 of IAS, your critical accounting policy disclosures on page 50 discusses a valuation allowance. In this regard, we also note your disclosure on page F-29 which indicates that this above referenced accounting policy results in deferred tax assets for which you have provided a "depreciation/impairment" reserve. Please advise.

Response:

The Company used a balance sheet presentation for deferred tax assets which is consistent with US GAAP (gross amounts and valuation allowances, if any). This difference in presentation had no impact on the balance of net deferred tax assets presented on the face of the IFRS balance sheet at December 31, 2005.

The Company respectfully notes the Staff's comment and in future filings will reflect the presentation of deferred tax assets to comply with the net presentation required under IAS 12.The Company will also describe this difference of presentation in the note of reconciliation from IFRS to U.S. GAAP and provide additional disclosures on the gross amounts of deferred tax assets and valuation allowance as required by SFAS 109.




Note 7 - Income/(Loss) from Discontinued Operations, page F-30
--------------------------------------------------------------
(a)      Discontinued Operations
--------------------------------

24. Your disclosure indicates that you have included the operations of Technip BioPharm as discontinued operations during 2005. However, Note 2 - Changes in Scope of Consolidation also addresses the disposal of Technip Engineering Brunei and the sale of Technip Portugal to its management during 2005 and the disposals of EHR and IG Spa during 2004. Please address the following:

         o Clarify why, in accordance with paragraph 34 of IFRS 5, you have not reclassified the operations related to Technip BioPharm as discontinued operations for the year ended December 31, 2004. Provide us supplementally the disclosures required by paragraph 33(b) of IFRS 5 for the year ended December 31, 2004.



Response:

Technip Biopharm
----------------

The Company confirms that the decision was made at the end of July 2005 to abandon the activity of Technip Biopharm, which had been organized in April 2003 to offer pharmaceutical services in the US. At the end of 2005, Technip Biopharm was no longer active and related assets had ceased to be used. Technip Biopharm was considered in 2005 as a major line of business in our Industry segment in IFRS and was reported as discontinued operations in accordance with paragraph 13 of IFRS 5. However, its loss was reported as discontinued operations under IFRS only from the date of abandonment.

The Company reconsidered the accounting described above when preparing its reconciliation to US GAAP for year-end as of December 31, 2005 and provided further information:

    - the contribution of Technip Biopharm to the income statements for year 2004 and 2005 (in Note 38 (j))
    - the reconciliation of Revenues and Operating Income between IFRS and US GAAP in Note 37 (c) and (d) identifying the impact of discontinued operations.

The Company confirms that no difference should exist between discontinued operations presented in the income statements for the years 2004 and 2005 under IFRS and US GAAP. Because discontinued operations were reported only from the date of abandonment as described above, loss from discontinued operations under IFRS were reported at M(euro)(5) and 0 instead of M(euro)(5.9) and (4.5) for the years 2005 and 2004 respectively had this classification been retained for the full period. The Company did not consider these differences material and believed the disclosures noted above as reasonably adequate under the circumstances.

The information required by paragraph 33 (b) of IFRS 5 relating to Technip Biopharm is disclosed in Note 38 (j) to the consolidated financial statements included in the Form 20-F for year-end December 31, 2005.



         o Clarify why Technip Engineering Brunei and Technip Portugal have not been reflected as discontinued operations for the years ended December 31, 2005 and 2004. Provide us supplementally the disclosures required by paragraph 33(b) of IFRS 5 for each company for the years ended December 31, 2005 and 2004.



Response:

Technip Engineering. Brunei and Technip Portugal
------------------------------------------------

The Company disposed of Technip Engineering Brunei in September 2005 and Technip Portugal in December 2005. The contribution of each company to the consolidated Technip results at their respective disposal dates is as follows.

         Technip Engineering Brunei as of September 30, 2005 (in thousands of Euros):

         Revenue:                   0
         Operating Income:          (94)
         Shareholders' equity:      (57)
         Total assets:              233

         Technip Portugal as of December 31, 2005 (in thousands of Euros):

         Revenue:                   9,387
         Operating Income:            394
         Shareholders' equity:      (4,176)
         Total assets:               5,012


The Company classified these two companies under the Onshore-Downstream segment because neither represented a major line of business as defined under IFRS 5 and therefore could not be classified as discontinued operations under IFRS.


         o You indicate that as per IAS 1, you have presented the result from operations sold or closed during the year. Based on your transition and other disclosures, we assume you applied IFRS 5 during the year ended December 31, 2004. If you have applied IFRS 5, please confirm that you had the valuations and other information needed at the time you met the criteria to be classified as discontinued. If you applied IAS 35, disclose this fact in future filings.


Response:

Application of IFRS 5
---------------------

The Company confirms that it applied IFRS 5 during the year ended December 2004 and not IAS 35 and that it had the valuations and other information needed to apply IFRS 5 at the time the Company originally met the criteria to be classified as discontinued.


         o Clarify why, as indicated in the italicized print on the bottom of page F-3 you have reclassified income from discontinued operations for 2004 in other operating income and expenses. Tell us supplementally how this presentation conforms to the accounting and disclosure requirements of the accounting literature you applied.

Response:


Reclassification of discontinued operations from discontinued to continued operations in 2004
------------------

The Company sold 75% of its wholly owned subsidiary KTI Spa in November 2004 but, considering that the remaining 25% interest in KTI Spa enabled the Company to exercise a significant influence over the operations of this affiliate and consequently used the equity method. The Company does not view this partial sale of this subsidiary as being categorized as discontinued operations. Therefore, the 0.1 million Euros net gain from this sale that was originally presented as discontinued operations in the Company's October 2005 disclosure on the transition to IFRS was actually reclassified in continuing operations in the 2004 consolidated income statement presented in our 20-F. As the Company exercises a significant influence over KTI Spa, the provisions of paragraph 42(b) of SFAS 144 also would preclude classification as discontinued operations for U.S. GAAP.



o Your disclosure indicated that as per the disposal agreements for EHR and IG Spa, EHR and IG Spa have been considered as sold as of January 1, 2004. Please fully address, based upon the literature you applied, the appropriateness of not reflecting the operations of these two companies through their date of disposal. Address whether this accounting results in a reconciling item for US GAAP purposes.

Response:

The Company separately sold EHR and IG Spa in April 2004 and discontinued the consolidation of those companies as of January 1, 2004 since their consolidation was not material to the consolidated financial position.

The Company supplementally provides the following estimate of the Q1 2004 summarized operating statement based on the full year 2004 statutory results of EHR and IG SPA based on information provided to Technip by the new shareholders:


---------------------------- -------------------------- ------------------------
Millions of Euros                       EHR                      IG SPA
---------------------------- -------------------------- ------------------------
Revenue                                32.6                        5.6
---------------------------- -------------------------- ------------------------
Operating Income                        1.1                        0.8
---------------------------- -------------------------- ------------------------
Net Income                              0.6                        0.5
---------------------------- -------------------------- ------------------------


Moreover, EHR and IG Spa were both not considered to be separate major lines of business according to paragraph 32 of IFRS 5 and therefore could not be classified as discontinued operations. As a consequence, the gains of 2.3 million Euros and 0.7 million Euros from the sale of HR and IG Spa respectively, that were originally presented as discontinued operations in our information note on the IFRS transition prepared in October 2005 was actually classified in continuing operations in the 2004 consolidated income statement.

Under U.S. GAAP, the gains on the sales of HER and IG Spa are classified as discontinued operations; the Company considered that the operations of those companies were not material to the consolidated financial position.


o Please tell us what consideration you have given to disclosing the cash flows attributable to the operating, investing and financing activities of discontinued operations as required by paragraph 33(c) of IFRS 5.

Response:


Cash Flows:
-----------

For the information of the Staff, the Company provides below a presentation of the cash flows attributable to the discontinued operations. In future filings, the Company will provide this information, which the Company believes to be not material.




------------------------------------------------------------------------
In millions of Euro            TP BIOPHARM                 GMF
                         ----------- ----------- ----------- -----------
                         12/31/2005  12/31/2004  12/31/2005  12/31/2004
------------------------------------ ----------- ----------- -----------
Operating Activities      -5.7             -3.5        -2.0        11.9
Investing Activities         0             -0.1        -0.1        -4.7
Financing Activities         0                0         2.2           0
------------------------------------ ----------- ----------- -----------
Total                     -5.7             -3.6         0.1         7.2
------------------------------------------------------------------------






(b)      Assets Held for Sale
-----------------------------

25. In light of the disclosures in Note 34 -- Subsequent Events on page F-64 which indicates that you signed the agreement to sell Gulf Marine Fabricators on February 1, 2006, tell us whether you met the criteria set forth in paragraphs 7 and 8 of IFRS 5 for classification as held for sale as of December 31, 2005. If so, tell us why you have not presented the results of operations of Gulf Marine Fabricators as discontinued operations pursuant to paragraphs 31 through 33 of IFRS 5. If you did not meet the criteria set forth in paragraphs 7 and 8 of IFRS 5, tell us why it is appropriate to classify the Gulf Marine Fabricators assets as held for sale. Refer to paragraph 12 of IFRS 5.

Response:

Under IFRS, the Company determined that Gulf Marine Fabricators long-lived assets met the criteria set forth in paragraphs 7 and 8 of IFRS 5 for classification as held for sale as of December 31, 2005.

The Company entered into a preliminary agreement with Gulf Island Fabrication to dispose of the long-lived assets of Gulf Marine Fabricators in their present condition, subject to the satisfaction of certain contractual closing conditions, which the Company considers to be usual and customary for sales of such assets.

Gulf Marine Fabricators results of operations were reported under the Facilities segment and mainly in the Americas geographical segment. We determined that Gulf Marine Fabricators results did not meet the criteria set forth in paragraph 32(a) of IFRS 5 for presentation as discontinued operations as it did not represent a separate major line of business. Gulf Marine Fabricators long-lived assets and operating income amounted to (euro) 42.9 million and (euro) (7.4) million respectively.

26. We note that you have presented Gulf Marine Fabricators as discontinued operations for US GAAP purposes. Confirm that you met all the conditions set forth in paragraph 30 of SFAS 144 for classification as held for sale as of December 31, 2005. To the extent there is a difference in accounting between IFRS and US GAAP, tell us what consideration you have given to expanding your discussion of US GAAP and IFRS differences to clarify the nature of these differences.

Response:

Based on the description of the terms of the preliminary agreement outlined in our response to comment 26 above, the Company believes that the criteria of paragraph 30 of SFAS 144 are met, and that Gulf Marine Fabricators long-lived assets require classification as held for sale as of December 31, 2005.

Gulf Marine Fabricators is considered an entity as defined in SFAS 144 and therefore its operations for the year 2004 and 2005 are classified as discontinued operations for U.S. GAAP. This classification is reflected in the reconciliation of revenues, operating income and net income from IFRS to U.S. GAAP in Note 37 (c) and (d). The Company will ensure adequate disclosure of the differences in the accounting treatment of discontinued operations under IFRS and U.S. GAAP in future filings, to the extent material.



Note 8 - Net Diluted Earnings per Share
---------------------------------------

27. Tell us what consideration you have given to disclosing the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are anti-dilutive for the periods presented. Refer to paragraph 70(b) of IAS 33.

Response:

The measurement of the dilutive or anti-dilutive effect of outstanding equity instruments and other compound financial instruments has been performed in accordance with IAS 33. The Company respectfully refers to the response to comment 11 above where the Company mentioned that it described on the face of the income statement that its convertible bonds have a non-dilutive effect on December 31, 2005. In 2005, only the OCEANE convertible bonds were anti-dilutive.

We will revise in future filings the presentation of our earnings per share information (Note 8) to give appropriate disclosure of the information required by IAS 33.



Note 19 - Other Current Receivables, page F-40
----------------------------------------------

28. We note that you have presented 33.4 million euros related to Stock Option Exercise as an asset. Tell us the appropriateness of reflecting this receivable as an asset rather than contra-equity in accordance with both IFRS and US GAAP. Refer to EITF 85-1 and SAB Topic 4E for US GAAP purposes.

Response:

During December 2005, certain employees exercised 375,450 stock options corresponding to 1,501,800 shares of Technip. When employees exercised their stock options, they deposited cash for the amount of exercise price with BNP Paribas. BNP Paribas provides administrative services for our stock-options plans. Under the terms of the contract between the Company and BNP Paribas, the proceeds received from any exercise of stock options are collected by BNP Paribas and transferred to the Company on the 10th day of the following month.

At December 31, 2005, we had an outstanding receivable from BNP Paribas of 33.4 million euros corresponding to the proceeds of stock options exercised during the month of December 2005. The corresponding shares were issued and form part of our shareholders' equity as of December 2005.

Under IFRS, the Company believes that as long as the shares have been issued, the receivable against BNP Paribas meets the definition of a financial asset as defined in paragraph 11 of IAS 32 and should therefore be classified as an asset.

For U.S. GAAP purposes, we considered the provisions of EITF 85-1 and SAB Topic 4-E and concluded that, as long as no subsequent return of the cash payment to the employees was contemplated, the facts described above and specifically that the related cash was received on January 10, 2006 supported an asset classification.

In future filings, in the event of a similar situation, we will add a footnote indicating the date the subsequent payment was received by the Company.


Note 36 - Summary of Differences between Accounting Principles Followed by Technip and U.S. GAAP
---------------------

(k)      Territoriality Contingencies, page F-71
------------------------------------------------

29. We note that during the year ended December 31, 2004 the provision for territoriality contingencies were released under French GAAP and IFRS through the income statement. Tell us how you determined that this provision was appropriate for IFRS purposes as of January 1, 2004. Refer to IFRS 1 and IAS 37. If, based on the facts and circumstances as of January 1, 2004, it was appropriate to record this provision for IFRS purposes, tell us how these specific facts and circumstances changed during the year such that you concluded that this provision was no longer necessary. Refer to Item 5.A. of Form 20-F.

Response:

The Company historically maintained under French GAAP a provision for territoriality contingencies to cover contingent liabilities related to contracts when multiple affiliates or partners are involved to take into consideration the complexity of the applicable national income tax rules and regulations and regulations in countries in which the Company operates, such as administrative and tax rules and regulations.

Changes in this provision were reflected in the income tax expense line in the income statement.

This provision covered income tax exposures that the Company assessed were more likely than not that certain tax positions or a portion thereof will not be sustainable or that outcome of certain ongoing tax audits will negatively affect amounts of tax payable. Those provisions relate to potential exposures related to election of certain tax jurisdiction or the level of transfer prices for certain intra group services.

Under U.S GAAP, the Company assessed that the probable criteria of SFAS 5 (likely to occur) was not met and therefore reversed the provision.

As of December 31, 2003, the components of the provision were as follows:

                                              As of December 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

    File         Tax jurisdiction    Nature of income tax exposure                Status                       Provision (M(euro))

                                                                                  Preliminary tax audit
                                     Tax deductibility of a provision             conclusion received late in
    # 1              France                                                       December 2003                     7,2

                                     Tax deductibility of a provision             Tax exposure                      1,4
                                                                                                               --------------
                   Sub-total                                                                                        8,6

                                                                                  Technical exposure
    # 2            Europe 1          Valuation of a transaction                   Tax audit scheduled in 2004       3,4

                                     Tax deductibility of
    # 3            Europe 2          infra-group                                  Technical exposure                6,2
                                     transactions

            Contract A: Africa 1 /   Election of tax jurisdiction
    # 4              France          Local tax assesment                          Technical exposure               17,1

                                                                                                               --------------
                     Total                                                                                         35,3




As of January 1, 2004, the Company maintained this provision in its IFRS accounts as there was no difference in the principles for recognition and measurement of provision for income tax exposure between French GAAP and IFRS.

Under IFRS, in accordance with IAS 37, the Company accrues a provision for tax contingencies when, based on all available evidence, an obligation exists as a result of past events, such obligation can be measured reliably and it is probable (more likely than not) that an outflow of resources will be required to settle the obligation.

To determine and adjust the amount of the provision, we rely on significant judgment and consider all available elements including change in tax law, status of negotiation, advice received from tax advisors. Provisions are reversed when it is no longer probable that an outflow of resources will be required to settle the transaction, namely consideration of tax settlement through negotiations or expiration of open periods for tax audits.

During the year 2004, the Company received tax audit conclusions and reached agreement with tax authorities relating to tax exposures that were provided for specifically in the territoriality provision, based upon consideration of such events, the Company assessed that it was likely that an outflow of resources will occur.

As of December 31, 2004, the resulting expense or liabilities recorded for tax contingencies were as follows:


                                              As of December 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

    File         Tax jurisdiction    Nature of income tax exposure                Status                       Provision (M(euro))

                                                                                  Negotiation and preliminary
                                     Tax deductibility of a provision             agreement with the tax            5,0
                                                                                  administration
    # l              France

                                     Tax deductibility provision and              Tax audit and final results
                                     expenses                                     (expense of M(euro)2,3) (*)

                                                                                                               --------------
                    Sub-total                                                                                       5,0

    # 2                                                                           2004 preliminary tax audit
                    Europe 1         Valuation of a transaction                   results                           5,0

                                     Tax deductibility of intra-group
    # 3             Europe 2         transactions                                 Technical exposure                 -

    # 4       Africa 1 / France      Choice of tax jurisdiction                   Technical exposure                6,0

                                     Tax deductibility of certain                 Tax audit performed and
    # 5             France           expenses                                     notified to the company in        4,2
                                     and foreign currency translation2004
                                     accounts

                                                                                                               --------------
                                                                                  Balance sheet final balance      20,2


                                                                               (*)Expensed in 2004                  2,3

                                                                                                               --------------
                                                                                  Total allowance                  22,5



Comments:
--------

         # 1: A preliminary tax audit notification was received on December 21, 2003, which fully rejected a specific valuation allowance. Related tax audit adjustment amounted to M(euro)10. This adjustment was considered as not likely to occur since the Company understood from the preliminary tax conclusions that some key documentation was not presented to or understood by the tax controller.

         In 2004, and following additional work on the valuation allowance on the basis of additional arguments and documentation provided by the Company, a negotiation took place between Technip and the tax administration. A 'settlement' was agreed by both parties at half of the initial tax adjustment, ie: M(euro)5.0.

         # 2: In 2003, the tax administration announced to the subsidiary that a tax audit will take place in 2004. The subsidiary assessed that certain matters were subject to be challenged by the tax administration (in particular a tax scheme of one contract). As a result, the subsidiary assessed and provided for a potential exposure of M(euro)3.4. Since the tax audit has not started as of December 31, 2003, this exposure was still considered likely to occur.

         In 2004, the tax audit has been performed and has provided the Company with negative preliminary conclusions. As a result, the Company confirmed its exposure and revised accordingly its computation of the potential tax adjustment on this tax scheme up to M(euro)5.0.

         # 3: Technip concluded that the transfer price of certain intra-group services connected with the performance of one contract and invoiced to the European subsidiary carrying this project would be challenged by the local tax administration. As a consequence, a total provision of M(euro)6.2 has been booked along the invoicing of these services (in 2002 and 2003) to cover this exposure. Since no tax audit has started at December 31, 2003, this exposure was still considered likely to occur.

         A tax audit took place at the subsidiary in 2004 and did not provide any negative conclusion on this matter. Accordingly, the subsidiary concluded that this matter was no longer subject to any exposure and the provision was released at 2004 year-end.

         # 4: As a result of the complexity of the territoriality rules to be applied to a certain contract performed between France and Africa, Technip concluded in the past years to a tax exposure of a certain portion of the result of this contract. Accordingly, a provision based on the portion of the challengeable result was provided for in the Group accounts As of December 31, 2003, this provision amounted to M(euro)13.5, which represented approximately 60% of the total exposure.

         In addition, Technip was subject to initial reviews locally on the result of this contract for the 4 years period ending in 1999, which resulted in preliminary tax adjustments in 2002 amounting to M(euro)3.6. Although formally contested by Technip (as a result of the nature of this adjustment), this amount has been accrued for.

         As a result, a total amount of M(euro)17.1 was provided at 2003 year-end.

         These two exposures were considered not likely to occur since (1) Technip concluded that its arguments to contest the basis of the local tax audit adjustment were strong and (2) the territoriality mechanism applied to this contract was still not subject to any formal tax audit.

         In 2004, we came on one hand to the conclusion, on the basis of different analysis, that our exposure with regard to the territoriality assessment was below the 'more likely than not' threshold and released the associated reserve. On the other hand, the subsidiary was informed in 2004 by the local tax administration that an additional tax audit will take place to cover the subsequent period (2000-2003) and review the same points as covered by the previous audit, which was still pending at that time. As a result, the Company considered that its exposure on this contract significantly increased and became now likely to occur. Accordingly, an additional amount of M(euro)2.6 relating to the potential adjustment extended to the years open to the second audit was booked in the 2004 Group accounts. As a result, the provision for this exposure amounted to M(euro)6.2 as of December 31, 2004.

         # 5: This tax audit took place in 2004 and provided for unanticipated preliminary conclusions during the same year. As a result of the analysis of these conclusions, Technip considered the tax audit adjustment of M(euro)4.2 likely to be confirmed and provided for this amount as of December 31, 2004.

The Company decided to release entirely the provision for territoriality contingencies in the income tax expense line (M(euro)35.1) item in the income statement, and to provide individually for those tax exposures considering their accounting nature (current or non-current liability), for a total amount of M(euro)22.5 as shown in the table above.

Under US GAAP, those provisions meet the SFAS 5 criteria.



30. We note the release of this 35.4 million euros provision represents more than 30% of your net income of 111.8 million euros. Tell us what financial statement line item you have included this reversal and why you did not discuss this very material item in Item 5. Operating and Financial Review.

Response:

The reversal of these provisions has been recorded according to their nature under the line item 'income tax' in the income statement. However, and as described above, such reversal has been followed with a revised analysis of our exposure in the tax area, in light of the additional information received during the fiscal year 2004, which resulted in the M(euro)22.5 allowance discussed above.

In addition to these allowances, we also recorded different negative elements under this line item of the income statement, the main one being a valuation allowance of certain income tax assets amounting to M(euro)(3,7) as a result of a new assessment of their recoverability.

Since the gross allowance in 2004 to provide for ongoing tax audits was closely connected with the reversal of the total provision for 'territoriality contingencies' and since other non material negative items as described above arose during this period, we did not consider it necessary at the time of the filing of the 2004 annual report on Form 20-F to specifically comment on these changes in Item 5. Operating and Financial Review.



Capitalized Interest
--------------------

31. We note that for IFRS purposes you have elected not to apply the provisions of IAS 23 and therefore have not capitalized borrowing costs. For US GAAP purposes, the capitalization of interest is required pursuant to SFAS 34. Tell us supplementally and revise future filings to clarify why you have not provided a reconciling item for this apparent accounting difference.

Response:

The Company confirms that for IFRS purposes it has elected not to apply the provisions of IAS 23 and therefore has not capitalized borrowing costs.

Moreover, the Company considers that the capitalization of such costs is not material for US GAAP purposes and accordingly did not provide a reconciling item.

The Company identified over the past five years only two assets, the cost of which could have been affected by the capitalization of borrowing costs under SFAS 34, since they were material investments with a significant period of construction: a vessel, the Deep Blue, constructed between 1999 and 2001 and a spool base constructed in 2004 and 2005 for a cost of approximately 56 million Euros.

There would be no impact for the Deep Blue because Technip acquired this vessel as a result of the acquisition of Coflexip in September 2001; and the vessel was properly recorded at its then fair value as part of the purchase price allocation.

Applying the weighted average rate of Group borrowings to the average amount of accumulated expenditures for the spool base over the years ending December 31, 2004 and 2005 results in an pre-tax interest amount to be capitalized of Euro
0.04 and 0.9 million, respectively, which the Company considers to be immaterial to our reported income before tax.




Revenue Recognition
-------------------

32. We note that you do not begin recognizing gross margin until the gross margin can be estimated more precisely, which is typically at the 20% to 25% level of completion. In future filings, add a discussion that the use of a zero profit margin under IFRS until 20% to 25% of the contract costs have been incurred is not in accordance with U.S. GAAP. Please confirm our assumption that this difference has not been quantified in the reconciliation as it is not material. Disclose this fact in future filings.

Response:

Following the Staff's review of the Company's initial public offering document in September 2001, the Company disclosed in our note of reconciliation the following difference between French GAAP and U.S GAAP:

     (q) Gross margin recognition

        Under French GAAP, for long-term lump sum turnkey projects, awarded prior to July 1, 2001, the recognition of the gross margin for a given contract started when the percentage-of-completion ratio reached 25%.

        Under U.S. GAAP (SOP 81-1, paragraph 25), for long-term lump sum turnkey projects, gross margin for each contract is recognized when the projected gross margin can be estimated more precisely. This analysis is performed on a contract-by-contract basis, but historically, this occurs when the percentage-of-completion ratio is approximately 25%. For the years presented, this difference is not material.

         For long-term lump sum turnkey projects started after July 1, 2001, French GAAP and US GAAP accounting is the same.

From July 1, 2001, the Company changed its accounting policy on gross margin recognition to comply with the provisions of (SOP 81-1, paragraph 25). This difference between French GAAP and US GAAP was disclosed in the note of reconciliation included in our 20-F filings for the years 2001 to 2004.

Since there are no longer any outstanding contracts that were potentially impacted by this difference described above (the related contracts were all completed before the end of the year 2003), the Company considers that its current gross margin recognition policy complies with US GAAP and did not continue to report the above mentioned paragraph in our reconciliation to U.S. GAAP.



33. As indicated in paragraph 54 of SOP 81-1 the major factors that must be considered in determining total estimated revenue for US GAAP purposes include the basic contract price, contract options, change orders, claims, and contract provisions for penalties and incentive payments, including award fees and performance incentives. All those factors and other special contract provisions must be evaluated throughout the life of a contract in estimating total contract revenue to recognize revenues in the periods in which they are earned under the percentage-of-completion method of accounting. We note that IAS 11 allows a contractor to recognize variations in contract work, incentive payments and claims to the extent that it is probable that they will result in revenue and they are capable of being reliably measured. Please confirm for us that this apparent difference in accounting between IFRS and US GAAP has not resulted in recognizing revenue under IFRS in an earlier period that when revenue would be recognized under US GAAP. Given the significance of these accounting policies as they relate to your IFRS financial statements and your US GAAP reconciliation, in future filings please disclose this accounting difference and clarify that this difference has not been quantified in the reconciliation as it is not material.

Response:

We confirm that under IFRS revenue has not been recognized in an earlier period than when revenue would have been recognized under US GAAP. As suggested by the Staff we will include the following amended and additional disclosure in future filings:

Note 1 p) will read essentially as follows

"Contract revenue comprises (1) the initial amount of revenue agreed in the contract and (2) variation in contract work, claims and incentive payments ("Changes") to the extent it is probable that Changes will result in revenue and are capable of being reliably measured"

In Note 38 "Reconciliation with US GAAP" we will add:

Under US GAAP, paragraph 54 of SOP 81-1 states that the major factors that must be considered in determining total estimated revenue for US GAAP purposes include the basic contract price, contract options, change orders, claims, and contract provisions for penalties and incentive payments, including award fees and performance incentives. All those factors and other special contract provisions must be evaluated throughout the life of a contract in estimating total contract revenue to recognize revenues in the periods in which they are earned under the percentage-of-completion method of accounting. This definition differs from IFRS (see Note 1 "revenues")). However this difference has not resulted in any difference between revenues recognized under IFRS and US GAAP in any of the periods presented.

Consolidation
-------------

34. As indicated in Note 1 on page F-9, we note that for IFRS purposes you consolidate a company when your voting rights exceed 50% or when you control financial or operating policies. In this regard, as indicated on pages F-65 and F-66, we note that you consolidate four entities for which you have less than 50% control. Tell us how you concluded that for US GAAP purposes consolidation of these entities was appropriate.

Response:

For those entities, we considered the provisions of EITF 97-2 and SFAS 94 and concluded that the consolidation of those entities was required under U.S. GAAP.

Note 37 - Reconciliation to U.S. GAAP (d) Operating Income, page F-75
---------------------------------------------------------------------

35. Please clarify for us why you are including the dry-docking cumulative change in accounting principle to arrive at Operating Income for US GAAP purposes.

Response:


The Company concurs that the dry-docking reconciliation item had to be recorded in Change in accounting principle and not in Operating income. The Company respectfully indicates to the Staff that basic and diluted earnings per share information (continuing operations, discontinued operations, cumulative effect of change in accounting principles, net income) provided in accordance with US GAAP and disclosed in Note 38 (c) on page F-77 of our filing on Form 20-F are not impacted by this misclassification.



Note 38 - Additional Information
--------------------------------

(b)      Comprehensive Income, page F-76
----------------------------------------

36. Based on your accumulated balances for foreign currency transactions/derivative instruments and cumulative translation adjustments as of December 31, 2004 and the activity for these items during 2005, it is unclear to us how you arrived at the accumulated balances as of December 31, 2005. Please advise.

Response:

The differences between the Other Comprehensive Income ('OCI') activity in the year 2005 and the balances reported for other comprehensive income in the statement of comprehensive income is due to the impact of the first time application of IAS 32/39 as of January 1, 2005. A portion of the effect of this change in accounting principle impacts accounts that are not OCI accounts.

The table below summarizes the changes in shareholders' equity under IFRS for the year 2005 and segregates OCI accounts from other accounts.


---------------------------- -------------------- -------------------- --------------------- ----------------
                             Total shareholders'  OCI - CTA            OCI - Fair value      Other equity
                             Equity                                    reserve               accounts
---------------------------- -------------------- -------------------- --------------------- ----------------
As of Dec 31, 2004                 1,851.6              (34.3)                                   1,885.9
---------------------------- -------------------- -------------------- --------------------- ----------------
Impact of first                     74.0                 11.2                  30.0             32.8 (1)
application of IAS 32/39
---------------------------- -------------------- -------------------- --------------------- ----------------
As of January 1, 2005              1,925.6              (23.1)                 30.0              1,918.7
---------------------------- -------------------- -------------------- --------------------- ----------------
2005 - Change in CTA                38.8                 38.8
---------------------------- -------------------- -------------------- --------------------- ----------------
2005 - Change in fair              (117.5)                                   (117.5)
value reserve
---------------------------- -------------------- -------------------- --------------------- ----------------
2005 - Net income                   93.3                                                          93.3
---------------------------- -------------------- -------------------- --------------------- ----------------
2005 - Transactions                 13.5                                                          13.5
with shareholders
---------------------------- -------------------- -------------------- --------------------- ----------------
As of December 31, 2005            1,953.7               15.7                 (87.7)             2,025.5
---------------------------- -------------------- -------------------- --------------------- ----------------

(1) Split accounting for the convertible bond accounted for in paid-in capital and considered as a transaction with shareholders

The comprehensive income for the year 2005 and accumulated OCI as of December 31, 2005 has been reported as follows:

Net income of the year 2005         :          93.3
Change in CTA                       :          38.8
Change in Fair Value reserve        :        (117.5)
Comprehensive income
for the year 2005                   :          14.6

This presentation does not incorporate the impact on OCI of the first time application of IAS 32/39 as of January 1, 2005. Accounting under IFRS of this change in accounting principle is ruled by paragraph 36A of IFRS 1, which states that the adjustment between the balance sheet at the comparative period's reporting date and the balance sheet at the start of the first reporting period that includes information that complies with IAS32/39 shall be accounted for in accordance with IAS8 as a change in accounting policy. Based on the provisions of paragraph 19(a) and 22 of IAS 8, we concluded that IFRS for the first time application of IAS 32/39 requires a retrospective application as of the start of the first reporting period in which IAS32/39 is applied and shall affect the component of equity as of the start of the first reporting period in which IAS32/39 is applied (eg. January 1, 2005).

We believe that this treatment can be analogized to the treatment of a prior-period adjustment discussed in SFAS 130 paragraph 106 which states [emphasis added]:

         'The Board considered whether items accounted for as prior-period adjustments should be included in comprehensive income of the current period. Opinion 9, as amended by FASB Statement No. 16, Prior Period Adjustments, requires that prior-period adjustments be reflected as retroactive restatements of the amounts of net income (and the



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

         components thereof) and retained earnings balances (as well as other affected balances) for all financial statements presented for comparative purposes. In single-period financial statements, prior-period adjustments are reflected as adjustments of the opening balance of retained earnings. The Board decided that because of the requirement for retroactive restatement of earlier period financial statements, items accounted for as prior-period adjustments are effectively included in comprehensive income of earlier periods and, therefore, should not be displayed in comprehensive income of the current period.'

On this basis, we concluded that the comprehensive income for the year 2005 should not include the impact of first application of IAS 32/39.


Revenue Disclosures
-------------------

37. In future filings, disclose the revenues related to individually material countries in accordance with paragraph 38a of SFAS 131.

Response:

The Company respectfully notes the Staff's comment and our future fillings shall reflect it, to the extent we have material revenues from external customers attributable to individual countries.


38. In future filings, disclose the revenues and costs of sales related to products and services separately pursuant to Rule 5-03 of Regulation S-X.

Response:

The Company respectfully notes the Staff's comment and our future fillings shall reflect it, to the extent material. For prior periods, sales related to products have been minimal.



















                                      * * *



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

In connection with responding to the Staff's comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments do not foreclose the Commission from taking any action with respect to its filings. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-33-1-47-78-33-66.

                                  Very truly yours,

                                  Olivier Dubois
                                  President, Chief Financial Officer, Technip









cc:      Mindy Hooker
         Staff Accountant, Securities and Exchange Commission

         Jeanne Baker
         Assistant Chief Accountant, Securities and Exchange Commission

         Robert Treuhold
         Sami Toutounji
         Shearman & Sterling LLP









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